DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017

October 4, 2005

VIA FAX, EDGAR SUBMISSION AND FEDERAL EXPRESS

Abby Adams
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Imagistics International Inc. -- Schedule 14D-9 filed September 19,
2005 and Schedule 14D-9C filed September 16, 2005

Dear Ms. Adams:

     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 29, 2005 regarding the above-referenced Schedule 14D-9 filed September 19, 2005 (including the exhibits thereto, the “Schedule 14D-9”), and Schedule 14D-9C filed September 16, 2005, by Imagistics International Inc. (the “Company”). In conjunction with this letter, Imagistics is filing via EDGAR an amendment to the Schedule 14D-9 (“Amendment No. 1”).

     Set forth below are responses to the Staff’s comments.

Schedule 14D-9

1.	Tell us what consideration Imagistics has given to summarizing the basis for the fairness advisor’s opinion.

             We advise the Staff that in preparing the Schedule 14D-9, consideration was given to summarizing the basis for the financial advisor’s opinion. We concluded that such a summary is not specifically required by any line item of Schedule 14D-9 and that such summaries are not customarily included in Schedule 14D-9s for comparable transactions. We further concluded that such a summary would not constitute material information otherwise requiring disclosure pursuant to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A. Our conclusion is based on the fact that the consideration in each of the tender offer and subsequent merger is all cash, that the offer price was at a substantial premium to the Company’s stock price and that the financial advisor’s opinion was, as discussed in the Schedule 14D-9, only one of several factors considered by the Company’s Board of Directors in determining to approve and recommend the transactions.

2.	Please revise to disclose the consideration paid or payable to the financial advisor, quantifying the portion of the fee which is contingent upon the consummation of the transaction.

             In response to the Staff’s comment, we have included the requested disclosure in Amendment No. 1.

Schedule 14D-9C

3.	We note your reference to the safe harbor provisions for forward-looking statements. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

             We note the Staff’s comment. We will not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

     We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to Steven J. Williams at (212) 450-4159 or the undersigned at (212) 450-4539.

Very truly yours,

/s/ Louis Goldberg